Exhibit 99(a)(25)

March 18, 2009

Dear Wavecom Shareholder,

Following the expiration of Sierra Wireless France’s tender offers for Wavecom in France and the United States and in my new role as Chief Executive Officer of Wavecom, I wanted to personally inform you of the results of these offers and the steps that will follow.

On February 25, 2009, the French stock market authority, the AMF (Autorité des marchés financiers), announced the final results of the tender offers for Wavecom shares and OCEANEs in France and Wavecom shares, OCEANEs and American Depositary Shares (“ADSs”) in the United States. The tendered shares and ADSs represent 84.32% of outstanding Wavecom shares and, after taking into account treasury shares held by Wavecom, 90.59% of the voting rights. Therefore, the minimum tender condition set by Sierra Wireless France has been easily met. We are very pleased with the outcome of the tender offers and such high results will allow us to actively pursue the integration between Sierra Wireless and Wavecom.

In order to give those of you who haven’t yet tendered your shares and/or ADSs a last opportunity to do so, a subsequent offering period was opened in France and in the United States on Wednesday, March 11, 2009 and will remain open until Tuesday, March 31, 2009.

The terms of the offers remain unchanged. As a reminder, Sierra Wireless France is offering to pay €8.50 in cash per ordinary Wavecom share tendered to the offer in France or the offer in the United States. The offer price for the ADSs is the US dollar equivalent of €8.50. These offers were unanimously approved by Wavecom’s Board of Directors and the Wavecom founders have already tendered their shares.

Considering the significant number of Wavecom shares and ADSs that have already been acquired by Sierra Wireless France, it should be noted that any Wavecom shares and ADSs that are not tendered to the offers and remain outstanding following the close of the subsequent offering period are likely to be affected by low liquidity. In other words, if the shares remain listed on Euronext and the ADSs remain listed on NASDAQ, there will be an absence of buyers and a lack of market visibility for the share and ADS quotes. As a result of this low liquidity and the deterioration of the economic environment and capital markets since the offers were first announced, there is a significant probability that the price of the shares and ADSs will drop considerably from their current levels after the subsequent offering period closes. Additionally, it should be noted that shortly after the closing of the subsequent offering period, provided applicable legal requirements are satisfied, Sierra Wireless France intends to implement a squeeze-out of the shares and OCEANEs that have not been tendered to the offers and to request the delisting of Wavecom shares and OCEANEs from Euronext and Wavecom ADSs from NASDAQ.

In the current climate of global macro-economic and capital market weakness, the subsequent offering period is a unique opportunity for you to obtain immediate liquidity. Therefore, I highly recommend that you participate.

Sincerely,

Jason Cohenour
Chief Executive Officer, Wavecom SA

For further information, do not hesitate to visit our website : http://www.wavecom.com/OPA

Or call the following numbers: 00800 5464 5464 (within France)

(800) 290-6429 (within the United States)

WAVECOM S.A. - 3, esplanade du Foncet - 92442 Issy-les-Moulineaux Cedex - France
Tel: +33 (0)1 46 29 08 00
Fax: +33 (0)1 46 29 08 08
www.wavecom.com

Certain statements in this letter that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of the US Private Securities Litigation Reform Act of 1995 and applicable Canadian and French securities laws (“forward-looking statements”).

These forward-looking statements are not promises or guarantees of future performance. These forward-looking statements appear in a number of different places in this letter and can be identified by words such as “may,” “estimates,” “projects,” “expects,” “intends,” “believes,” “plans,” “anticipates,” “continue,” “growing,” “expanding,” or their negatives or other comparable words. They contain predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and, in particular, predictions related to the future market for Wavecom shares and ADSs, the liquidity of Wavecom shares and ADSs and the ability of Sierra Wireless France to implement a squeeze-out and delisting of Wavecom shares and ADSs. The accuracy of these forward-looking statements depends on many risks, uncertainties, assumptions and other factors, known or unknown which could cause substantial differences between actual results, performances, achievements, and developments and the ones that were anticipated in our forward-looking statements. These risk factors and others are discussed in greater detail in Sierra Wireless’ and Wavecom’s respective filings and reports with the Securities and Exchange Commission (the “SEC”) in the United States, the Provincial Securities Commissions in Canada and the AMF. Other risks and uncertainties include, notably, the risk that Sierra Wireless France will own less than 95% of Wavecom’s capital or voting rights following the expiration of the subsequent offering period. All forward-looking statements are covered by these cautionary statements and speak only as of the date they are made.

This letter does not constitute an offer to buy or the solicitation of an offer to sell any Wavecom securities. The solicitation and the offer to buy the shares, ADSs and OCEANEs of Wavecom is being made only pursuant to the offer to purchase and related materials that Sierra Wireless France SAS filed with the AMF and the SEC. Wavecom security holders and other investors should read carefully the filed documents listed below, and any amendments or supplements thereto, prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offers.

Copies of the “note d’information” approved by the AMF under visa no. 09-002 dated January 6, 2009, as well as the “other information document,” are available on the Sierra Wireless, Inc. website (www.sierrawireless.com) and the AMF website (www.amf-france.org) and can be obtained for free from Lazard Frères Banque, 121 boulevard Haussmann, 75008 Paris.

Copies of the “note en réponse” approved by the AMF under visa no. 09-003 dated January 6, 2009, as well as the “other information document,” are available on the Wavecom website (www.wavecom.com) and the AMF website (www.amf-france.org) and can be obtained for free from Wavecom, 3, esplanade du Foncet, 92442 Issy-les-Moulineaux and Merrill Lynch Capital Markets (France) SAS, 112, avenue Kléber, 75761 Paris.

Copies of the Tender Offer Statement on Schedule TO filed by Sierra Wireless France and the Schedule 14D-9 filed by Wavecom with the SEC are available from the SEC’s website (www.sec.gov), in each case without charge. Such materials filed by Sierra Wireless France SAS will also be available for free at Sierra Wireless’ website (www.sierrawireless.com) and at Wavecom’s website (www.wavecom.com).

US holders of shares and OCEANEs may not tender their securities to the offer in France. In addition, holders of ADSs, wherever located, may not tender their shares to the offer in France. US holders of shares, OCEANEs and ADSs, wherever located, may only tender their shares, OCEANEs and ADSs to the offer in the United States. Further information about the offer in the United States is available free of charge at the SEC website (www.sec.gov).